SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐      Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: May 31, 2017

By: /s/ Vito Culmone
Name: Vito Culmone
Title: Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCIPressReleaseMay2017

NEWS RELEASE

SHAW PROVIDES DIVIDEND RATE NOTICE FOR CUMULATIVE REDEEMABLE

FLOATING RATE CLASS 2 PREFERRED SHARES, SERIES B

Calgary, Alberta (May 31, 2017) – Shaw Communications Inc. (“Shaw”) announced today that it has given the registered shareholders of its Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”) notice of dividend rates.

Effective June 30, 2017, the Floating Quarterly Dividend for the Series B Shares was set for the fifth Quarterly Floating Rate Period (being the period from and including June 30, 2017 to, but excluding, September 30, 2017) at 2.529%. The Floating Quarterly Dividend Rate will be reset every quarter.

The Series B Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.B.

For more information on the terms of, and risks associated with an investment in, the Series B Shares, see Shaw’s prospectus supplement dated May 20, 2011 which is available on sedar.com

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca